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8-31-2004



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04016625 ;E COMMISSION
20549

UF-8-26-04

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SEC FILE NUMBER

8-48304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/03_____ AND ENDING _____06/30/04_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

The Penn Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

515 Congress Ave., Suite 1610

(No. and Street)

SEC MAIL RECEIVED AUG 2 6 2004 WASH. D.C. 185 SECTION PROCESSING

Austin   TX   78701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

PROCESSED

SEP 07 2004

THOMSON FINANCIAL

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Walter Penn   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
The Penn Investment Group, Inc.   , as of
June 30   , 2004, are true and correct. I further swear (or affirm) that neither the company nor
any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as
that of a customer, except as follows:

_____

_____

_____
                                                          Signature

JENNIFER A. BURK
Notary Public. State of Texas
My Commission Expires
JULY 7, 2008

_____   ____President_____
        Notary Public   Title

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
X	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

The Penn Investment Group, Inc.

Report Pursuant to Rule 17a-5(d)

Year Ended June 30, 2004

THE PENN INVESTMENT GROUP, INC.

CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
The Penn Investment Group, Inc.

We have audited the accompanying statement of financial condition of The Penn Investment Group, Inc. as of June 30, 2004 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Penn Investment Group, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
July 20, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL. REGISTERED WITH THE PCAOB

THE PENN INVESTMENT GROUP, INC.
Statement of Financial Condition
June 30, 2004

ASSETS

Cash and cash equivalents	$ 152,224
Receivable from broker-dealers and clearing organizations	100,000
Securities owned at market value	11,505
Receivables from advisory clients	145,599
Receivable from related party	6,192
Prepaid management fees – related party	113,710
	$ 529,230

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Financial Condition
June 30, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued liabilities	$ 32,683
Income taxes payable	2,202
	34,885

Commitments and contingent liabilities

Stockholders' equity

Common stock, 1,000,000 shares authorized with $.10 par value, 1,000 shares issued and outstanding	100
Additional paid in capital	159,218
Retained earnings	335,027
Total Stockholders' Equity	494,345
	$ 529,230

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Income
For the Year Ended June 30, 2004

Revenues

Securities commissions	$ 569,625
Management fee revenue	466,940
Other revenue	267,193
Interest income	6,669
	1,310,427

Expenses

Compensation and benefits	503,483
Commissions and clearance paid to all other brokers	92,273
Other expenses	665,735
	1,261,491

Net income before income taxes	48,936
Provision for federal income taxes	12,234
Provision for state income taxes	2,202
Net income	$ 34,500

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at June 30, 2003	$ 100	$ 159,218	$ 300,527	$ 459,845
Net income			34,500	34,500
Balances at June 30, 2004	$ 100	$ 159,218	$ 335,027	$ 494,345

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2004

Balance at June 30, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2004	$	-0-

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Cash Flows
For the Year Ended June 30, 2004

Cash flows from operating activities:

Net income	$ 34,500
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in receivable from advisory clients	(60,458)
Increase in receivable from related party	(6,192)
Increase in trading securities	(6,345)
Decrease in accounts payable to Parent	(91,714)
Increase in state income taxes payable	720
Net cash provided (used) by operating activities	(129,489)

Cash flows from investing activities:

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities:

Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(129,489)
Cash and cash equivalents at beginning of period	281,713
Cash and cash equivalents at end of period	$ 152,224

Supplemental Disclosures
  Cash paid for:

Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   <u>Summary of Significant Accounting Policies</u>

The Penn Investment Group, Inc. (the "Company") is a wholly-owned subsidiary of F.W. Penn & Co., Inc. (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is also a registered investment advisor with the SEC under Section 203(c) of the Investment Advisors Act of 1940. The Company's sales are mainly to customers in Texas.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2004, the Company had net capital of approximately $349,756 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies found in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Related Party Transactions

The Parent provides the Company with office space, personal property, and general and administrative services. The Company has agreed to make payments to the Parent for these expenses. During the year ended June 30, 2004, the Company incurred $1,086,836 of expenses related to these services.

Note 5 -   Receivables from Advisory Clients

The Company performs advisory services for clients on managed accounts. The receivable for these services are allowable for net capital purposes to the extent they are collected in 30 days or less.

Note 6 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2004

Schedule I

THE PENN INVESTMENT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 494,345
Add:		
Subordinated borrowings allowable in computation of net capital		-0-
Total capital and allowable subordinated borrowings		494,345
Deductions and/or charges		
Non-allowable assets:		
Prepaid management fees	$ 113,710	
Receivable from related party	6,192	
Receivable from advisory clients	1,638	
Other deductions:		
Excess deductible on fidelity bond	19,000	(140,540)
Net capital before haircuts on securities positions		353,805
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(4,049)
Net capital		$ 349,756

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accrued liabilities	$ 32,683	
Income taxes payable	2,202	
Total aggregate indebtedness	$ 34,885	

THE PENN INVESTMENT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,327
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 299,756
Excess net capital at 1000%	$ 346,267
Ratio: Aggregate indebtedness to net capital	.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>THE PENN INVESTMENT GROUP, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of June 30, 2004</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2004



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Penn Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Penn Investment Group, Inc. (the "Company"), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
July 20, 2004